Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Loss	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 – F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 - F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	10,594	13,777	42,502
Short-term bank deposits	27,166	41,457	3,266
Trade receivables	401	123	238
Inventories	1,160	1,773	1,715
Other receivables	2,772	1,961	2,674

	42,093	59,091	50,395
LONG-TERM ASSETS:
Long term deposits and deferred costs	129	249	192
Property, plant and equipment, net	1,270	1,066	1,040
Intangible assets, net	853	908	896

	2,252	2,223	2,128

	44,345	61,314	52,523
CURRENT LIABILITIES:
Trade payables	1,571	997	1,123
Other payables	3,824	2,891	4,083

	5,395	3,888	5,206

LONG-TERM LIABILITIES:
Deferred revenues	1,021	-	-
Liabilities in respect of Chief Scientist government grants net of current maturities	7,222	7,037	7,275
Contingent consideration for the purchase of treasury shares net of current maturities	16,639	16,729	16,475
Severance pay liability, net	99	7	97

	24,981	23,773	23,847
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares; Issued and Outstanding: 21,850,300 as of June 30, 2016 and December 31, 2015 and 21,765,800 as of June 30, 2015	60	60	60
Share premium	113,588	110,439	111,801
Foreign currency translation adjustments	(19)	(17)	(16)
Accumulated deficit	(99,660)	(76,829)	(88,375)

	13,969	33,653	23,470

	44,345	61,314	52,523

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Revenues	610	232	356	165	601
Cost of revenues	829	1,006	425	831	2,519

Gross loss	(219)	(774)	(69)	(666)	(1,918)

Operating expenses:
Research and development, net of participations	3,930	2,891	2,937	1,494	6,021
Selling and marketing	4,528	4,631	2,586	2,547	9,284
General and administrative	2,027	1,738	1,108	859	4,004

Operating loss	(10,704)	(10,034)	(6,700)	(5,566)	(21,227)

Financial income	397	646	109	1,650	1,052
Financial expense	(978)	(737)	(920)	(216)	(1,496)

Loss from continuing operations	(11,285)	(10,125)	(7,511)	(4,132)	(21,671)
Loss from discontinued operation	-	(417)	-	-	(417)

Loss for the period	(11,285)	(10,542)	(7,511)	(4,132)	(22,088)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(3)	1	3	(* )	2

Total other comprehensive income (loss)	(3)	1	3	(* )	2

Total comprehensive loss	(11,288)	(10,541)	(7,508)	(4,132)	(22,086)

Basic and diluted loss per share:
Loss from continuing operations	(0.52)	(0.47)	(0.34)	(0.19)	(1.00)
Loss from discontinued operation	-	(0.02)	-	-	(0.02)
Net loss per share	(0.52)	(0.49)	(0.34)	(0.19)	(1.02)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share	21,850	21,611	21,850	21,672	21,718

(*)  Represents less than $ 0.01.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2016	60	111,801	(16)	(88,375)	23,470

Loss for the period	-	-	-	(11,285)	(11,285)
Other comprehensive loss	-	-	(3)	-	(3)

Total comprehensive loss	-	-	(3)	(11,285)	(11,288)

Share-based compensation	-	1,787	-	-	1,787

Balance as of June 30, 2016 (unaudited)	60	113,588	(19)	(99,660)	13,969

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(10,542)	(10,542)
Other comprehensive income	-	-	1	-	1

Total comprehensive income (loss)	-	-	1	(10,542)	(10,541)

Exercise of options	1	19	-	-	20
Share-based compensation	-	1,303	-	-	1,303

Balance as of June 30, 2015 (unaudited)	60	110,439	(17)	(76,829)	33,653

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of April 1, 2016	60	112,675	(22)	(92,149)	20,564

Loss for the period	-	-	-	(7,511)	(7,511)
Other comprehensive profit	-	-	3	-	3

Total comprehensive income (loss)	-	-	3	(7,511)	(7,508)

Share-based compensation	-	913	-	-	913

Balance as of June 30, 2016 (unaudited)	60	113,588	(19)	(99,660)	13,969

	Share capital	Share premium	Foreign currency translation reserve		Accumulated deficit	Total equity

Balance as of April 1, 2015 (unaudited)	59	109,804	(17)		(72,697)	37,149

Loss for the period	-	-	-		(4,132)	(4,132)
Other comprehensive loss	-	-	(*	)	-	(* )

Total comprehensive loss	-	-	(*	)	(4,132)	(4,132)

Exercise of options	1	19	-		-	20
Share-based compensation	-	616	-		-	616

Balance as of June 30, 2015 (unaudited)	60	110,439	(17)		(76,829)	33,653

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(22,088)	(22,088)
Other comprehensive income	-	-	2	-	2

Total comprehensive income (loss)	-	-	2	(22,088)	(22,086)

Exercise of options	1	25	-	-	26
Share-based compensation	-	2,659	-	-	2,659

Balance as of December 31, 2015	60	111,801	(16)	(88,375)	23,470

(*)           Represents less than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(11,285)	(10,542)	(7,511)	(4,132)	(22,088)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	-	417	-	-	417
Depreciation and amortization	253	230	130	115	503
Share-based compensation	1,787	1,303	913	616	2,659
Revaluation of liabilities in respect of Chief Scientist government grants	(23)	(50)	205	(252)	(474)
Revaluation of contingent consideration for the purchase of treasury shares	539	(491)	615	(1,132)	(764)
Increase in severance liability	-	-	-	-	90
Other financing (income) expenses	(260)	53	(31)	(451)	(219)

	2,296	1,462	1,832	(1,104)	2,212
Changes in asset and liability items:
Increase in trade receivables	(155)	(63)	(12)	(93)	(181)
Decrease (increase) in inventories	546	(496)	377	287	(273)
Increase in other receivables	(329)	(11)	(180)	(101)	(556)
Increase (decrease) in trade payables	442	(208)	(243)	(103)	(76)
Increase in other payables	640	408	1,993	565	1,361

	1,144	(370)	1,935	555	275

Net cash flows used in operating activities	(7,845)	(9,450)	(3,744)	(4,681)	(19,601)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(440)	(169)	(113)	(108)	(376)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	41	26	32	19	287
Net proceeds from (investments in) short term bank deposits	(23,734)	(1,896)	5,477	1,001	36,165

Net cash (used in) provided by investing activities	(24,133)	(2,039)	5,396	912	36,046

Cash Flows from Financing Activities:

Proceeds from exercise of options	-	20	-	20	26
Proceeds from the Chief Scientist government grants, net of re-payment	-	75	-	75	752

Net cash provided by financing activities	-	95	-	95	778

Exchange rate differences on cash and cash equivalent balances	70	(251)	(84)	352	(143)
Increase (decrease) in cash and cash equivalents from continuing activities	(31,908)	(11,645)	1,568	(3,322)	17,080

Balance of cash and cash equivalents at the beginning of the period	42,502	25,422	9,026	17,099	25,422

Balance of cash and cash equivalents at the end of the period	10,594	13,777	10,594	13,777	42,502

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

The Company's securities are listed for trading on NASDAQ since March 25, 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as Europe ("EU") marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 7% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract valued up to $112,000 for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,000 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid. As of June 30, 2016 the Company recorded approximately $3,900 in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six months and three months ended June 30, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2015 that were included in the Annual Report on Form 20-F filed on January 25, 2016.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2015 that were included in the Annual Report on Form 20-F filed on January 25, 2016.

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A preliminary hearing took place on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court. No ruling has yet been given.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	CONTINGENT LIABILITIES (Cont.)

Based on advice from its external legal counsels, the Company believes that it has substansive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

NOTE 4:	EQUITY

On January 1, 2016, the Company granted to the chairman of the board of directors options to purchase 20,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $9.47 per share. The options are exercisable in accordance with the terms of the Plan, within 5 years from the date of grant and will vest over three years. The fair value of the options at the date of grant was estimated at $62.

On January 28, 2016, the general meeting of the Company's shareholders approved the grant to CEO dated December 23, 2015 and the above mention grant.

On June 9, 2016, the general meeting of the Company approved to extend the exercise period of certain options previously granted to CEO. The Fair Value of the extension of the Options, as of the modification date, was estimated at approximately $39.

NOTE 5:	OTHER ASSETS

The Company has been acknowledged during the first quarter of 2015 about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 was recorded within the loss from discontinued operation for the six months period ended June 30, 2015.